SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

MAIN STREET & MAIN, INC.

______________________________________________________________________________

(Name of Issuer)

Common Stock, $0.001 par value

______________________________________________________________________________

(Title of Class of Securities)

560345308

______________________________________________________________________________

(CUSIP Number)

September 17, 2001

______________________________________________________________________________

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 560345308	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Shamrock Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) (b)	☐ ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 800,461
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 800,461
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 800,461
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.7%
12	TYPE OF REPORTING PERSON* PN

          *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 560345308	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Clover Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) (b)	☐ ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 800,461
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 800,461
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 800,461
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.7%
12	TYPE OF REPORTING PERSON* PN

          *SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13G

          This Schedule 13G (the "Schedule 13G") is being filed on behalf of Shamrock Master Fund, L.P., a Bermuda limited partnership ("Shamrock") and Clover Partners, L.P., a Texas limited partnership and the general partner of the general partner of Shamrock (the "GP"); relating to shares of common stock of Main Street & Main, Inc., a Delaware corporation (the "Issuer").

          This Schedule 13G relates to shares of Common Stock of the Issuer purchased by Shamrock for the accounts of (i) Clover Fund I, L.P. ("Fund I"), (ii) Clover Fund II, L.P. ("Fund II"), (iii) Island Fund, Ltd. ("Island Fund") and (iv) Island Fund II, Ltd. ("Island Fund II"), all of which are general partners of Shamrock and for when the GP serves as general partner or investment manager.

Item 1(a)	Name of Issuer. Main Street & Main, Inc.
Item 1(b)	Address of Issuer's Principal Executive Offices. 5050 N. 40th Street, Suite 200 Phoenix, Arizona 85018
Item 2(a)	Name of Person Filing. This statement is filed on behalf of each one of the following persons (collectively, the "Reporting Persons"):
	(i)	Shamrock Master Fund, L.P., a Bermuda limited partnership;
	(vi)	Clover Partners, L.P., a Texas limited partnership;
Item 2(b)	Address of Principal Business Office, or, if none, Residence. 2100 McKinney Avenue Suite 1500 Dallas, Texas 75201
Item 2(c)	Citizenship or Place of Organization.
	(i)	Shamrock Master Fund, L.P., a Bermuda limited partnership;
	(vi)	Clover Partners, L.P., a Texas limited partnership;
Item 2(d)	Title of Class of Securities. Common Stock, $0.001 par value
Item 2(e)	CUSIP Number. 560345308
Item 3.	If this statement is filed pursuant to (§)(§) 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.
Item 4.	Ownership.
	(a)	Amount beneficially owned:
		(i)	Shamrock may be deemed the beneficial owner of 800,461 shares.
		(vi)	The GP may be deemed the beneficial owner of 800,461 shares.
	(b)	Percent of class:
		(i)	The number of shares of which Shamrock may be deemed to be the beneficial owner of constitutes approximately 5.7% of the total number of shares outstanding.
		(vi)	The number of shares of which the GP may be deemed to be the beneficial owner of constitutes approximately 5.7% of the total number of shares outstanding.
	(c)	Number of shares as to which the person has:
Shamrock
		(i)	Sole power to vote or to direct the vote: 800,461
		(ii)	Shared power to vote or to direct the vote: 0
		(iii)	Sole power to dispose or to direct the disposition of: 800,461
		(iv)	Shared power to dispose or to direct the disposition of: 0
The GP
		(xxi)	Sole power to vote or to direct the vote: 800,461
		(xxii)	Shared power to vote or to direct the vote: 0
		(xxiii)	Sole power to dispose or to direct the disposition of: 800,461
		(xxiv)	Shared power to dispose or to direct the disposition of: 0
Item 5	Ownership of Five Percent or Less of a Class. Not applicable.
Item 6	Ownership of More Than Five Percent on Behalf of Another Person. Not applicable.
Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company. Not applicable.
Item 8	Identification and Classification of Members of the Group. Not applicable.
Item 9	Notice of Dissolution of Group. Not applicable.
Item 10

Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Date:     September 27, 2001

Shamrock Master Fund, L.P.

By:     Castle Fund I, L.P., a general partner

     By:     Clover Partners, L.P., its general partner

          By:     Clover Investments, L.L.C., its general partner

               By:  /s/ MICHAEL C. MEWHINNEY
               Name:  Michael C. MeWhinney
               Title:  Manager

Clover Partners, L.P.

By:     Clover Investments, L.L.C., general partner

          By:  /s/ MICHAEL MEWHINNEY
          Name:  Michael MeWhinney
          Title:  Manager